Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

March 16, 2023	VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Mr. Brian McAllister, Mr. Raj Rajan

Re:	MingZhu Logistics Holdings Limited

Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021 filed March 3, 2023

Response dated March 3, 2023

File No. 001-39564

Dear Mr. McAllister and Mr. Rajan:

On behalf of our client, MingZhu Logistics Holdings Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses and proposed changes to the comments contained in the Staff’s letter dated March 9, 2023 on the Company’s Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021 submitted on March 3, 2022.

The Company plans to submit its Amendment No. 5 to Form 20-F (the “Revised Form 20-F”) with exhibits via EDGAR to the Commission after the Staff finishes the review of the proposed changes as set forth in this correspondence.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Form 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Form 20-F.

Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021

Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Restatement of Previously Issued Financial Statements, page F-9

1.	We note your revised disclosures and restatements in response to prior comment 2. We note your revised valuation of 3,189,000 ordinary shares issued in the acquisition of Cheyi BVI as purchase consideration was based on the quoted trading price of $2.12 per share on the date of acquisition. However, it appears you have recorded the revisions in purchase consideration arising from changes in the valuation of shares issued by reducing other payables and accrued liabilities rather than in the statement of changes in shareholders' equity. Please revise your financial statements and disclosures as appropriate or advise. In addition, please revise the total amount purchase consideration disclosed in notes 1, 12 and 20.

Response: In response to the Staff’s comments, the Company plan to revise the disclosure in the Revised Form 20-F as below:

Page 46:

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of ~~$29,466,032~~ $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing ~~$12,756,000~~ $6,760,680 with ~~$4.00~~ $2.12 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

Page 91:

	As of December 31, 2021
	The Company		WFOE	Directly owned PRC subsidiaries	Other subsidiaries	VIEs	Eliminations	Total

Cash and restricted cash		$3,079,046	$-	$430,878	$765,128	$1,477,065	$-		$5,752,117
Intercompany receivables		$14,083,531	$-	$-	$8,852,220	$-	$(22,935,751)		$-
Total current assets		$17,162,577	$-	$28,734,263	$9,617,348	$7,030,714	$(22,935,751)		$39,609,151
Investments in subsidiaries and VIEs		$23,470,712	$9,313,142	$-	$5,516,783	$-	$(38,300,637)		$-
Total non-current assets		$32,970,712	$9,313,142	$2,511,855	$5,516,783	$10,576,090	$(24,143,067)		$36,745,515
Total assets		$50,133,289	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)		$76,354,666
Total liabilities	$	~~9,165,615~~ 15,160,935	$-	$19,566,067	$14,692,288	$8,293,662	$(23,031,900)	$	~~28,685,732~~ 34,681,052
Total shareholders’ equity	$	~~40,967,674~~ 34,972,354	$9,313,142	$11,680,051	$441,843	$9,313,142	$(24,046,918)	$	~~47,668,934~~ 41,673,614
Total liabilities and shareholders’ equity		$50,133,289	$9,313,142	$31,246,118	$15,134,131	$17,606,804	$(47,078,818)		$76,354,666

Page 95:

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of ~~$29,466,032~~ $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing ~~$12,756,000~~ $6,760,680 with ~~$4.00~~ $2.12 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

Page 110:

For the year ended December 31, 2021, we had a cash flow used in operating activities of $23,784,162 as compared to a cash used in operating activities of $890,209 for the year ended December 31, 2020. As of December 31, 2021, and 2020, we had cash of $5,752,117 and $11,605,625, respectively, and our working capital was ~~$11,303,470~~ $5,308,150 and $17,696,726, respectively. The decrease of ~~$6,393,256~~ $12,388,576 in working capital was mainly due to the acquisition completed and the business cooperation during year 2021.

Page 137:

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI was an aggregate of ~~$29,466,032~~ $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 Company’s ordinary shares (representing ~~$12,756,000~~ $6,760,680 with ~~$4.00~~ $2.12 per ordinary share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

Page F-4:

	As of December 31, 2021	As of December 31, 2020
	USD	USD
	Restatement	Reclassification
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,752,117	$2,105,625
Restricted cash	-	9,500,000
Accounts receivable, net	3,650,005	5,343,716
Prepayments	5,473,938	1,059,335
Other receivables	1,540,044	31,082
Loans receivable	22,487,767	11,416,940
Amount due from related parties	705,280	741,340
Total current assets	39,609,151	30,198,038

NON-CURRENT ASSET
Property and equipment, net	12,224,582	3,448,109
Deferred tax assets	35,491	31,852
Deposits	10,327,872	261,992
Goodwill	14,157,570	-
Total non-current asset	36,745,515	3,741,953
Total assets	$76,354,666	$33,939,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$7,579,324	$6,551,724
Accounts payable	1,344,532	1,415,591
Other payables and accrued liabilities	~~13,273,804~~ 19,269,124	531,120
Amount due to related parties	294,344	993,846
Tax payable	3,133,294	2,722,409
Current maturities of long-term bank borrowings	269,009	-
Current portion of capital lease and financing obligations	2,267,248	51,135
Current maturities of loans from other financial institutions	144,126	235,487
Total current liabilities	~~28,305,681~~ 34,301,001	12,501,312

NON-CURRENT LIABILITIES
Long-term bank borrowings	179,339	-
Long-term loans from other financial institutions	-	136,400
Long-term portion of capital lease and financing obligations	200,712	27,989
Total non-current liabilities	380,051	164,389
Total liabilities	~~28,685,732~~ 34,681,052	12,665,701

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 19,134,277 and 12,354,040 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	19,134	12,354
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	~~41,792,071~~ 35,796,751	13,824,820
Statutory reserves	916,148	877,886
Retained earnings	5,929,043	6,905,718
Accumulated other comprehensive (loss) income	(140,376)	500,598
Total shareholders’ equity	~~47,668,934~~ 41,673,614	21,274,290
Total liabilities and shareholders’ equity	$76,354,666	$33,939,991

Page F-6:

	Shares*	Amount	Share Subscription Receivables	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, January 1, 2019	9,000,000	$9,000	$(847,086)	$4,115,638	$537,874	$4,820,640	$(131,035)	$8,505,031

Net income for the year	-	-	-	-	-	1,642,794	-	1,642,794
Foreign currency translation adjustment	-	-	-	-	-	-	(121,195)	(121,195)
Appropriation to statutory reserves	-	-	-	-	222,601	(222,601)	-	-

BALANCE, December 31, 2019	9,000,000	$9,000	$(847,086)	$4,115,638	$760,475	$6,240,833	$(252,230)	$10,026,630
Issuance of shares through initial public offering	3,354,040	3,354	-	10,955,449	-	-	-	10,958,803
Capitalization of listing expenses	-	-	-	(1,246,267)	-	-	-	(1,246,267)
Net income for the year	-	-	-	-	-	782,296	-	782,296
Foreign currency translation adjustment	-	-	-	-	-	-	752,828	752,828
Appropriation to statutory reserves	-	-	-	-	117,411	(117,411)	-	-

BALANCE, December 31, 2020	12,354,040	$12,354	$(847,086)	$13,824,820	$877,886	$6,905,718	$500,598	$21,274,290

Issuance of shares	6,780,237	6,780	-	~~27,967,251~~ 21,971,931	-	-	-	~~27,974,031~~ 21,978,711
Net (loss) for the year	-	-	-	-	-	(938,413)	-	(938,413)
Foreign currency translation adjustment	-	-	-	-	-	-	(640,974)	(640,974)
Appropriation to statutory reserves	-	-	-	-	38,262	(38,262)	-	-

BALANCE, December 31, 2021	19,134,277	$19,134	$(847,086)	$ ~~41,792,071~~ 35,796,751	$916,148	$5,929,043	$(140,376)	$ ~~47,668,934~~ 41,673,614

On December 29, 2021 (“Acquisition Date”), the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang Cheyi Network Technology Co., Ltd. (the “Cheyi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of U.S. ~~$29,466,032~~ $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being U.S. ~~$12,756,000~~ $6,760,680 of ~~$4~~ $2.12 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of U.S. $8,826,019 and Year-2022 earnout payment of U.S. $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

	As of December 31, 2021
	As Previously Reported		Restatement Adjustment	As Restated
Balance Sheet
Goodwill		$20,152,890	$(5,995,320)		$14,157,570
Total non-current asset		42,740,835	(5,995,320)		36,745,515
Total assets		$82,349,986	$(5,995,320)		$76,354,666

~~Other payables and accrued liabilities~~ Additional paid-in capital	$	~~19,269,124~~ 41,792,071	$(5,995,320)	$	~~13,273,804~~ 35,796,751
~~Total current liabilities~~ Total shareholders’ equity	$	~~34,681,052~~ 47,668,934	$(5,995,320)	$	~~28,685,732~~ 41,673,614

Page F-20:

On December 29, 2021 (the “Acquisition Date”), the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang CheYi Network Technology Co., Ltd. (the “CheYi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of ~~$29,466,032~~ $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being ~~$12,756,000~~ $6,760,680 of ~~$4~~ $2.12 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

	December 31, 2021		December 31, 2020
Other payables and accrued liabilities
Rental deposits		$220,416	$215,268
Salary payables		157,970	127,610
Others		44,053	110,540
Receipt in advance		153,399	77,702
Payable under acquisition		~~10,714,712~~ 16,710,032	-
Advance for operational purpose		286,820	-
Lending with no interests		1,220,176	-
Deposits for purchase of vehicles		476,258	-
Total other payables and accrued liabilities	$	~~13,273,804~~ 19,269,124	$531,120

Page F-33:

On December 29, 2021, the Company entered into a Share Purchase Agreement (the “SPA”) to acquire 100% of the equity interest of Cheyi (BVI) Limited (the “Cheyi BVI”) which operates its business through its subsidiary Zhejiang Cheyi Network Technology Co., Ltd. (the “Cheyi Network”), an integrated online car-hailing and driver management services company. Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of U.S. ~~$29,466,032~~ $23,470,712, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being U.S. ~~$12,756,000~~ $6,760,680 of ~~$4~~ $2.12 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of U.S. $8,826,019 and Year-2022 earnout payment of U.S. $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than U.S. $3,000,000 respectively. The two earnout payments are due 13 months upon the delivery of Cheyi BVI’s audited financial statements.

Note 23 - Subsequent events (restatement), page F-35

2.	We note your revised disclosures in response to prior comment 2 relating to the acquisition of Yinhua. You disclose that the valuation of 3,826,000 ordinary shares issued in the acquisition of Yinhua as purchase consideration was based on the quoted trading price of $1.85 per share on the date of acquisition. Using that price per share in the revised valuation would result in purchase consideration of $8,949,823 (net of 1,126,777 of cash), with $5,364,709 allocated to goodwill rather than the $6,397,729 you reported. Please revise or advise. In addition, please revise the total amount of purchase consideration paid and per share value disclosed in paragraph 2, as appropriate.

Response: In response to the Staff’s comments, the Company plan to revise the disclosure in the Revised Form 20-F as below:

Page 46:

Under terms of the share purchase agreement, we shall pay ~~$18,302,500~~ $10,076,600 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, ~~$15,304,000~~ $7,078,100 shall be paid in form of 3,826,000 newly issued ordinary shares of the Company, representing ~~$4.00~~ $1.85 per ordinary share of the Company, and $1,000,000 upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

Page 96:

Under terms of the share purchase agreement, we agreed to pay ~~$18,302,500~~ $10,076,600 in exchange for 100% of the equity of Yinhua. Of the total consideration to be paid, ~~$15,304,000~~ $7,078,100 was paid in the form of 3,826,000 newly issued ordinary shares of the Company, representing ~~$4.00~~ $1.85 per ordinary share, and $1,000,000 in cash upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

Page 138:

Under terms of the share purchase agreement, we agreed to pay ~~$18,302,500~~ $10,076,600 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, ~~$15,304,000~~ $7,078,100 was paid in the form of 3,826,000 newly issued ordinary shares of the Company, representing ~~$4.00~~ $1.85 per ordinary share of the Company, and $1,000,000 in cash upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

Page F-35:

Under terms of the share purchase agreement, we shall pay ~~$18,302,500~~ $10,076,600 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, ~~$15,304,000~~ $7,078,100 shall be paid in form of 3,826,000 newly issued ordinary shares of the Company, representing $~~4.00~~ $1.85 per ordinary share of the Company, and $1,000,000 upon closing. In addition, a cash earnout of $1,998,500 shall be paid if Yinhua achieves a net income target threshold of $1.3 million during the calendar year of 2022.

Recognized amounts of identifiable assets acquired and liabilities assumed
Accounts receivable, net		$4,519,839
Prepayments		8,050,558
Equipment, net		3,504
Deferred tax assets		16,415
Short-term bank borrowings		(193,339)
Others payable and accrued liabilities		(7,685,086)
Tax payable		(1,126,777)
Total identifiable net assets		3,585,114
Goodwill		~~6,397,729~~ 5,364,709
Total purchase price for acquisition net of $1,126,777 of cash	$	~~9,982,843~~ 8,949,823

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

	By:	/s/ Bill Huo
	Name:	Bill Huo

cc: Michael Goldstein